February 13, 2026

Via EDGAR Transmission

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Henderson
Robert Klein

Re:	Houlihan Lokey, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
Form 8-K filed January 29, 2026
File No. 001-37537

To the addressees set forth above:

On behalf of Houlihan Lokey, Inc. (the “Company” or “HLI”), I am writing to respond to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 30, 2026 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended March 31, 2025 and Form 8-K filed January 29, 2026. The Company’s responses below correspond to the caption and number of the Staff’s comments, which are reproduced below in italics.

Form 8-K filed January 29, 2026

Exhibit 99.1

Non-GAAP Financial Measures, page 5

1.

Please revise your disclosures in future filings to further discuss the reasons why you believe that presentation of these non-GAAP financial measures provide useful information to investors and describe each of the adjusting items. Refer to paragraph (e)(1)(i)(C) of Item 10 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will revise its disclosures to further discuss the reasons why it believes that presentation of its non-GAAP financial measures provides useful information to investors and will describe each of the adjusting items in accordance with paragraph (e)(1)(i)(C) of Item 10 of Regulation S-K. The Company’s revised disclosure will read as follows:

“Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain adjusted (non-GAAP) measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the Company’s results of operations as determined in accordance with GAAP.

Adjusted net income, total and on a per share basis, and certain adjusted items used to determine adjusted net income, are presented and discussed in this earnings press release and are non-GAAP measures that management believes, when presented together with comparable GAAP measures, are useful to investors in understanding the Company’s financial and operating performance. The non-GAAP financial measures exclude the following items, as applicable in any given reporting period:

•

certain acquisition related costs, including (1) acquisition related deferred retention payments, which may be settled in cash or common stock of the Company; (2) amortization of intangible assets recognized in purchase accounting; (3) fair value remeasurements of acquisition-related contingent consideration; and (4) other integration and acquisition related costs, including asset write offs or impairments;

•	legal and other professional fees associated with the simplification of our legal entity structure that has resulted from acquisitions;

•	the income tax adjustments associated with the non-tax adjustments above, utilizing the adjusted effective tax rate; and

•

significant discrete tax related items, including (1) acquisition-related costs which are non-deductible for income tax purposes; (2) prior to fiscal year 2026, stock-based compensation tax deductions recognized upon vesting of stock-based awards, where the fair value at vesting exceeded the grant date fair value; and (3) other unusual or unique tax-related items and activities, including the reversal of deferred income taxes related to non-deductible expenses resulting from the senior management transition in fiscal 2025.

In the future, the Company may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the Company.

These non-GAAP measures facilitate comparison of operating performance between periods and help investors to understand our underlying operating results by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with GAAP financial measures, in assessing the Company’s operating results.

The adjusted items included in this earnings press release as calculated by the Company are not necessarily comparable to similarly titled measures reported by other companies. Additionally, these adjusted amounts are not a measurement of financial performance or liquidity under GAAP and should not be considered as an alternative to the Company’s financial information determined under GAAP. For additional descriptions of the Company’s use of these adjusted items and a reconciliation with comparable GAAP items, see the section of this press release titled “Reconciliation of GAAP to Adjusted Financial Information.”

We encourage investors to review our GAAP financial statements and other regulatory filings for a comprehensive understanding of our financial condition, results of operations, and cash flows.”

Reconciliation of GAAP to Adjusted Financial Information, page 8

2.

We note the adjustments for “acquisition related compensation and benefits” in each of your non-GAAP measures appear to include deferred retention payments related to certain acquisitions. Please tell us and quantify the components comprising each of this adjustment for each period presented and clarify whether these payments are settled in cash and require continued employment. As part of your response, please explain how you determined that these were not normal, recurring, cash operating expenses of your business. Refer to Question 100.01 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations related to non-GAAP measures (“C&DI 100.01”). The Company believes that making adjustments to exclude acquisition related compensation and benefits is appropriate and consistent with the guidance provided in C&DI 100.01 and further believes that such adjustments enhance the clarity and usefulness of the Company’s non-GAAP financial measures for its investors.

Nature of the Company’s Acquisition Strategy

As a professional services firm, the Company operates in a people-focused industry and is differentiated from its public peers in that it regularly uses acquisitions, in addition to organic hiring, as a way to grow its business. In executing acquisitions, the Company determines an overall purchase price (the “Purchase Price”) it is willing to pay for the target company that is representative of what the Company believes to be fair value. The Purchase Price is almost always determined using a multiple of revenue consistent with other acquisitions in the Company’s industry.

Because the Company is primarily acquiring a workforce that will generate future revenue streams as justification for the value of the target business, it structures the consideration that makes up the total Purchase Price with the primary goal of keeping that workforce in place. Once the Company has determined the Purchase Price, it generally breaks the payment of the Purchase Price into the following four components, with the goal of minimizing the upfront consideration:

(1)

Upfront Consideration—This component typically represents between 25% and 35% of the Purchase Price. The Upfront Consideration is paid at closing and may be in the form of cash and/or HLI common stock and is accounted for by the Company as purchase consideration.

(2)

Contingent Consideration—This component is based on achieving specified annual revenue targets, typically over approximately four years, and typically represents between 25% and 35% of the Purchase Price. Payment of the Contingent Consideration (if earned) does not require that the sellers continue to be employed by the Company. The Contingent Consideration may be in the form of cash and/or HLI stock and is accounted for by the Company as purchase consideration.

(3)

Deferred Stock Consideration—This component, along with Retention Pools described below, are the most important components used to maintain the acquired workforce in place and the Deferred Stock Consideration generally represents between 25% and 35% of the Purchase Price. The amount of the Deferred Stock Consideration is guaranteed upfront to the employee sellers. As long as the sellers remain employed by the Company for a period of time after the closing of the acquisition, they receive the Deferred Stock Consideration in the form of HLI common stock in equal annual installments, typically over four years. However, if the sellers are no longer employed by the Company, in lieu of receiving HLI common stock, they will generally receive a note with a 30-year bullet maturity in an amount equal to the remaining amount of Deferred Stock Consideration with a low interest rate that is paid-in-kind (a “PIK Note”). The terms of the PIK Note are designed to make it economically unattractive for sellers to terminate employment. There are occasions where we have structured this Deferred Stock Consideration as a convertible note with terms similar to the PIK Notes discussed above, which note converts into common stock as long as the recipient remains employed for a period of time. The Deferred Stock Consideration component of the Purchase Price is generally accounted for by the Company as compensation on the Company’s income statement and is included in “acquisition related compensation and benefits.”

(4)

Retention Pools—Often as part of agreeing on a value with the sellers, the Company will require that the sellers agree to carve out a certain amount of the Purchase Price for employees of the target as a way to expand the incentive structure that keeps the acquired workforce in place. For transactions that require a Retention Pool, the Company would typically reduce the Contingent Consideration and Deferred Stock Consideration components by an agreed-upon amount and create a Retention Pool for the same amounts and on the same terms. When used, these retention pools typically represent between 10% and 25% of the Purchase Price. The retention pools differ from Deferred Stock Consideration in two primary ways: (i) Retention Pools inure to the benefit of both equity and non-equity holders of the acquired business in the form of incremental compensation, and (ii) if a beneficiary of a Retention Pool ends employment with the Company, they forfeit the retention amount as opposed to receiving a PIK Note for the balance of the retention amount. The Company accounts for Retention Pools as compensation on the Company’s income statement and they are included in “acquisition related compensation and benefits.” Unlike Deferred Stock Consideration, Retention Pool payments require continued employment.

Quantification of Acquisition Related Compensation and Benefits

In response to the Staff’s request, the table below sets forth the components of the “acquisition related compensation and benefits” adjustment for the periods presented (in thousands):

Component	Nine Months Ended December 31, 2025	Nine Months Ended December 31, 2024
Deferred Stock Consideration(1)	$7,477	$659
Retention Pools(2)	$48,281	$33,424

Total	$55,758	$34,083

(1)

Deferred Stock Consideration is paid in Company common stock if the recipient remains employed by the Company and is paid with a 30-year PIK Note if the recipient is no longer employed by the Company. The amount of Deferred Stock Consideration is guaranteed to be paid, regardless of whether the recipient remains an employee of the Company.

(2)

Retention Pools may be settled in cash or HLI common stock, depending on the terms of the applicable acquisition agreement. For the periods presented, the Company expects settlement of the Retention Pools to be a mix of cash and common stock, with approximately 70% expected to be settled in common stock and the remainder in cash. Unlike Deferred Stock Consideration, Retention Pool payments require continued employment.

For the periods presented, a majority of the “acquisition related compensation and benefits” adjustments relate to Retention Pools due to the Company’s fiscal year 2022 acquisition of GCA, which was valued at approximately $733 million, of which $600 million was paid in upfront consideration to the shareholders at closing. Because GCA was a public company, the Company was not able to structure the transaction to include Deferred Stock Consideration, so the Company utilized a much larger than typical Retention Pool of $133 million to retain key employees, all of which was payable in common stock. Because of the size of the GCA acquisition, the relative proportion of Retention Pools to Deferred Stock Consideration for the periods presented is not consistent with the Company’s other acquisitions.

The Deferred Stock Consideration and Retention Pools Are Not Normal, Recurring Cash Operating Expenses

The Company has determined that these acquisition-related payments are not normal, recurring, cash operating expenses for the following reasons:

(1)

Deferred Stock Consideration and Retention Pools are components of an agreed-upon Purchase Price that are incremental to normal compensation, finite in duration and do not recur. Although GAAP requires different accounting treatment for the various components of the Purchase Price, the Deferred Stock Consideration and Retention Pools are part of the total acquisition consideration, not ordinary compensation. These payments are incremental to the compensation paid to all employees (current and acquired) based on their annual performance, which, as a long-term target percentage of the Company’s revenues, the Company has publicly disclosed as being 61.5% (the “Compensation Ratio”). Once the Deferred Stock Consideration and Retention Pools associated with a particular acquisition have been paid or expired, they are not replenished, and all employees from the acquisition are thereafter compensated solely for their individual roles in the Company’s ordinary course, ongoing operations under the performance-based Compensation Ratio.

(2)	The Deferred Stock Consideration paid to employees is non-cash and a significant portion of the Retention Pool payments are non-cash, as they are made in the form of HLI common stock.

(3)

The Deferred Stock Consideration and Retention Pools are a deliberate choice to align incentives, not an ordinary operating expense. The Company has complete control over what it agrees to pay for an acquisition. Most conventional acquisitions in non-service related industries involve payment of 100% of the consideration as cash or stock up-front or, in some cases, an earnout and is accounted for as purchase price. Deferred Stock Consideration and Retention Pools are generally unnecessary in an acquisition of a non-professional services business. The Company could choose to structure its acquisitions without Deferred Stock

Consideration or Retention Pools and in doing so would not recognize any compensation expense related to the acquisitions. However, doing so could negatively affect the Company’s business because it would reduce the financial incentive for acquired employees to remain employed after closing without changing the overall amount of consideration paid for a particular acquisition. Given the importance of the workforce in the Company’s industry, it structures its transactions as described above, which has been effective in keeping the acquired workforce in place following acquisitions.

The Adjustments Provide Useful Information to Investors

The Company believes that for clarity and comparability, it is useful to investors for the Company to present alongside its GAAP results amounts for employee benefits and compensation that exclude the Deferred Stock Consideration and Retention Pool components of the Purchase Price so that investors can better understand the ongoing performance of the business. Given that the Company’s acquisition strategy is significantly more active than its publicly traded peers, the Company believes that it is helpful for investors to be able to more accurately compare the Company’s ongoing performance compensation discipline to that of its competitors.

The Company runs its business with its stated target Compensation Ratio of 61.5%, and the market values the Company accordingly, with or without acquisitions. If the Company did not adjust out these acquisition-related compensation expenses, its compensation ratio would be distorted in periods with significant acquisition activity, significantly overstating what the Company is paying in recurring compensation and understating what it is paying for acquisitions as a multiple of revenue.

Adjusting for these payments also promotes comparability of the Company’s core operations performance across periods, consistent with how the Company’s Board of Directors and management evaluate the performance of the business and makes resource allocation decisions.

Conclusion

For all these reasons, the Company believes that the adjustments with respect to acquisition related compensation and benefits do not cause its non-GAAP financial measures to be misleading or inconsistent with SEC guidance and provide useful information to investors to analyze the Company’s normal course financial performance.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, we request the opportunity to discuss this matter and ask that you please contact the undersigned at (310) 721-4564 or lalley@hl.com.

Sincerely,

Houlihan Lokey, Inc.

/s/ J. Lindsey Alley
J. Lindsey Alley
Chief Financial Officer

cc:	Christopher Crain, General Counsel, Houlihan Lokey, Inc.

Steven Stokdyk, Latham & Watkins, LLP

Brent Epstein, Latham & Watkins, LLP